QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response…14.9

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ballantyne of Omaha, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
058516105 (CUSIP Number)
Margaret L. Doyle One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 (402) 393-1300 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 1, 2001 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box / /.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 10 Pages

(1)	Names of reporting persons. I.R.S. Identification No. of above person (entities only).
McCarthy Group, Inc.
I.R.S. Identification No. 47-0697955

(2) Check the appropriate box if a member of a group (a)	/x/
(See Instructions) (b)	/ /

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC/AF (See Item 3)

(5)	Check if Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) / /
N/A

(6)	Citizenship or Place of Organization
U.S.A.—Organized under the laws of the State of Nebraska

Number of shares beneficially owned by each reporting person with: (7)	Sole voting power
3,238,845(1)

(8)	Shared voting power
0

(9)	Sole dispositive power
3,238,845(1)

(10)	Shared dispositive power
0

(11)	Aggregate amount beneficially owned by each reporting person
3,238,845(1)

(12)	Check if the aggregate amount in row (11) excludes certain shares: / / (See Instructions)
N/A

(13)	Percent of class represented by amount in row (11)
25.9%(2)

(14)	Type of reporting person (See Instructions)
CO (Nebraska corporation)

(1) The securities identified in rows (8), (10) and (11) are owned by BalCo Holdings, LLC ("BalCo"). Fulcrum Growth Partners, L.L.C. ("Fulcrum") owns a 90% membership interest in BalCo and, therefore has the ability to vote and dispose of such equity securities through its Managing Member, McCarthy Group, Inc. ("MGI"), and MGI owns a 10% ownership in BalCo and serves as the Manager of BalCo.
(2) The percentage reported in row (13) is calculated based upon 12,512,672 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of March 9, 2001, as reported by the Issuer in its Annual Report for 2000 on From 10-K.

CUSIP No. 058516105	13D	Page 3 of 10 Pages

(1)	Names of reporting persons. I.R.S. Identification No. of above person (entities only).
BalCo Holdings, LLC

(2) Check the appropriate box if a member of a group (a)	/x/
(See Instructions) (b)	/ /

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC/AF (See Item 3)

(5)	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
U.S.A.—Organized under the laws of the State of Delaware

Number of shares beneficially owned by each reporting person with: (7)	Sole voting power
3,238,845(1)

(8)	Shared voting power
0

(9)	Sole dispositive power
3,238,845(1)

(10)	Shared dispositive power
0

(11)	Aggregate amount beneficially owned by each reporting person
3,238,845(1)

(12)	Check If the aggregate amount in row (11) excludes certain shares: / / (See Instructions)
N/A

(13)	Percent of class represented by amount in row (11)
25.9%(2)

(14)	Type of reporting person (See Instructions)
OO (Delaware limited liability company)

(1) The securities identified in rows (8), (10) and (11) are owned by BalCo Holdings, LLC ("BalCo"). Fulcrum Growth Partners, L.L.C. ("Fulcrum") owns a 90% membership interest in BalCo and, therefore has the ability to vote and dispose of such equity securities through its Managing Member, McCarthy Group, Inc. ("MGI"), and MGI owns a 10% ownership in BalCo and serves as the Manager of BalCo.
(2) The percentage reported in row (13) is calculated based upon 12,512,672 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of March 9, 2001, as reported by the Issuer in its Annual Report for 2000 on From 10-K.

CUSIP No. 058516105	13D	Page 4 of 10 Pages

(1)	Names of reporting persons. I.R.S. Identification No. of above person (entities only).
Fulcrum Growth Partners, L.L.C.
I.R.S. Identification No. 47-0819413

(2) Check the appropriate box if a member of a group (a)	/x/
(SEE INSTRUCTIONS) (b)	/ /

(3) SEC Use Only

(4) Source of Funds (See Instructions)
WC/AF (See Item 3)

(5)	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) or 2(e) / /
N/A

(6)	Citizenship or Place of Organization
U.S.A.—Organized under the laws of the State of Delaware

Number of shares beneficially owned by each reporting person with: (7)	Sole voting power
0

(8)	Shared voting power
3,238,845(1)

(9)	Sole dispositive power
0

(10)	Shared dispositive power
3,238,845(1)

(11)	Aggregate amount beneficially owned by each reporting person
3,238,845(1)

(12)	Check if the aggregate amount in row (11) excludes certain shares: / / (See Instructions)
N/A

(13)	Percent of class represented by amount in row (11)
25.9%(2)

(14)	Type of reporting person (See Instructions)
OO (Delaware limited liability company)

(1) The securities identified in rows (8), (10) and (11) are owned by BalCo Holdings, LLC ("BalCo"). Fulcrum Growth Partners, L.L.C. ("Fulcrum") owns a 90% membership interest in BalCo and, therefore has the ability to vote and dispose of such equity securities through its Managing Member, McCarthy Group, Inc. ("MGI"), and MGI owns a 10% ownership in BalCo and serves as the Manager of BalCo.
(2) The percentage reported in row (13) is calculated based upon 12,512,672 shares of common stock of Ballantyne of Omaha, Inc. (the "Issuer") issued and outstanding as of March 9, 2001, as reported by the Issuer in its Annual Report for 2000 on From 10-K.

Item 1. Security and Issuer

    This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Ballantyne of Omaha, Inc., a Delaware corporation, with principal offices located at 4350 McKinley Street, Omaha, NE 68112 (the "Issuer").

Item 2. Identity and Background

    Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Act") and the agreement attached to this Statement as Exhibit 99(1), the undersigned, McCarthy Group, Inc. ("MGI"), hereby files this Statement on behalf of BalCo Holdings, LLC ("BalCo") and Fulcrum Growth Partners, L.L.C. ("Fulcrum"), a Delaware limited liability company (each a "Reporting Person" and, collectively, the "Reporting Persons"). MGI currently owns a 20% membership interest in Fulcrum and is the sole Managing Member of Fulcrum, and, as such, MGI is vested with, and exercises, full discretion and authority with respect to the management and control of the business activities and affairs of Fulcrum. Fulcrum owns a 90% membership interest in BalCo, and MGI owns a 10% membership interest in, and serves as the sole Managing Member of, BalCo with discretion and authority with respect to the management and control of the business activities and affairs of BalCo. MGI, with the consent of Fulcrum, or Fulcrum, acting on its own behalf as the majority Member of BalCo, have voting and dispositive control of the Common Stock acquired by BalCo. Neither of Fulcrum or BalCo have any officers or directors, as each of them are managed solely by MGI.

BalCo

    BalCo Holdings, LLC ("BalCo"), a Delaware limited liability company, maintains its principal place of business at 1125 South 103rd Street, Suite 450, Omaha, NE 68124, and is engaged in any lawful business or activities for which a limited liability company may be formed under the Delaware Limited Liability Company Act, including, without limitation, the acquisition and ownership of the Common Stock. BalCo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which BalCo was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Fulcrum

    Fulcrum Growth Partners, L.L.C., a Delaware limited liability company, maintains its principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is engaged in any lawful business or activities for which a limited liability company may be formed under the Delaware Limited Liability Company Act, including, without limitation, the ownership and operation of BalCo. Neither Fulcrum nor, to the knowledge of Fulcrum, BalCo, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which neither Fulcrum nor BalCo was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MGI

    McCarthy Group, Inc., a Nebraska corporation, maintains its principal place of business at One Pacific Place, 1125 South 103rd Street, Suite 450, Omaha, NE 68124 and is engaged in merchant banking and, through McCarthy & Co. and McCarthy Group Asset Management, Inc. ("MGAMI"), investment banking and investment management. MGAMI is an institutional investment manager, that periodically files reports on Form 13F. Fulcrum and MGAMI have entered into a Management Agreement, dated March 17, 1999 (the "Management Agreement"), pursuant to which MGAMI provides, in exchange for a fee, investment advice to Fulcrum and MGI, as the Managing Member of Fulcrum. Additionally, McCarthy & Co., a Nebraska corporation, has entered into an Investment Services Agreement, dated March 15, 1996 (the "Services Agreement"), under which McCarthy & Co. in exchange for a fee has agreed to use its best efforts and provide services in connection with the identification of suitable investments for MGI. However, MGAMI and McCarthy & Co. do not, collectively or individually, have the right or the ability to control or direct the voting or disposition of any securities of the Issuer. Accordingly, MGAMI and McCarthy & Co. are not beneficial owners of the Common Stock of the Issuer and, therefore, are not included as Reporting Persons on this Statement.

    Exhibit 99(2) to this Statement contains a list of and information regarding the executive officers and directors of MGI required by General Instruction C to this Statement, which exhibit is incorporated herein by reference with respect to each such officer and director of MGI. MGI and, to the knowledge of MGI, none of the other Reporting Persons or the persons listed on Exhibit 99(2), have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which MGI, the other Reporting Persons or the individuals identified on Exhibit 99(2) were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

    BalCo acquired the Common Stock from GMAC Commercial Credit LLC f/k/a BNY Financial Corporation on May 1, 2001 pursuant to a letter agreement regarding the purchase of the Common Stock, dated April 30, 2001, for an aggregate cash payment of $1,250,000. BalCo funded this purchase out of its working capital, which is composed of contributions to capital made by the Members of BalCo on a pro rata basis determined by their respective percentage of ownership interest in BalCo. The contributions to the capital of BalCo made by Fulcrum and MGI were derived from their respective working capital.

Item 4. Purpose of Transaction

    MGI, acting for and on behalf of Fulcrum and BalCo in the capacity as the sole Managing Member of each such entity, intends to monitor the business and affairs of the Issuer closely and to periodically review the investment of BalCo in the securities of the Issuer. Depending upon the results of such activities and such other facts and circumstances then existing, including evaluation of the business and prospects of the Issuer, availability of funds, alternative uses for funds and investments to which such funds of the Reporting Persons may be dedicated and general market conditions, BalCo or one or more of the other Reporting Persons may, from time to time, acquire additional Common Stock or other debt or equity securities of the Issuer. Such additional investments may include purchases in one or more open market or private transactions, including purchases by tender offer, transactions with the Issuer or other similar investments or acquisitions. If any of the Reporting Persons subsequently makes any such additional investments or acquisitions of Common Stock or other Issuer securities, such investments or acquisitions may be undertaken with a view to acquiring a greater or controlling interest (possibly even a majority interest) in the Issuer and a commensurately greater influence with respect to the business activities and affairs of the Issuer. As a result of, or in connection with, any such investment or acquisition, BalCo or one or more of the other Reporting Persons may propose, effect or cause to occur any one or more of the following: an extraordinary business transaction, such as a merger, reorganization or liquidation or similar transaction, involving the Issuer or any of its hereafter existing subsidiaries; either or both of a change in the present number of Directors and the present composition of the Board of Directors of the Issuer; changes in the present capitalization of the Issuer; and a change in the Issuer's corporate structure, any of which may cause a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association. In addition to the foregoing, any or all of BalCo and the other Reporting Persons may dispose of some or all of the Common Stock or other Issuer securities from time to time, whether now owned or hereafter acquired, if any such Reporting Person deems such transaction to be in its best interest.

    Except as described in this Item 4, none of the Reporting Persons presently has any plans or proposals which relate to or would result in: (a) the acquisition by any Reporting Person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated in (a) through (i) of this Item 4.

Item 5. Interest in Securities of the Issuer

BalCo

(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:
	3,238,845 shares of Common Stock representing 25.9% of the issued and outstanding Common Stock.
(b)	Number of shares of Common Stock over which Reporting Person has
	(i)	sole power to vote or direct the vote:	3,238,845
	(ii)	shared power to vote or direct the vote:	0
	(iii)	sole power to dispose or direct the disposition of:	3,238,845
	(iv)	shared power to dispose or direct the disposition of:	0
(c)
	Except with respect to the transaction reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.

Fulcrum

(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:
	3,238,845 shares of Common Stock representing 25.9% of the issued and outstanding Common Stock.
(b)	Number of shares of Common Stock over which Reporting Person has
	(i)	sole power to vote or direct the vote:	3,238,845
	(ii)	shared power to vote or direct the vote:	0
	(iii)	sole power to dispose or direct the disposition of:	3,238,845
	(iv)	shared power to dispose or direct the disposition of:	0
(c)
	Except with respect to the transaction reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.

MGI

(a)	Aggregate Number and Percentage of Common Stock Beneficially Owned:
	3,238,845 shares of Common Stock representing 25.9% of the issued and outstanding Common Stock.
(b)	Number of shares of Common Stock over which Reporting Person has
	(i)	sole power to vote or direct the vote:	3,238,845
	(ii)	shared power to vote or direct the vote:	0
	(iii)	sole power to dispose or direct the disposition of:	3,238,845
	(iv)	shared power to dispose or direct the disposition of:	0
(c)
	Except with respect to the transaction reported in this Statement, none of the Reporting Persons has effected any transactions involving the Common Stock of the Issuer (or any other Issuer securities) during the past sixty days.
(d)	Not applicable.
(e)	Not applicable.

The percentage figures reported in this Item 5 were calculated based upon 12,512,672 shares of the Common Stock of the Issuer issued and outstanding as of March 9, 2001, as reported by the Issuer in its Annual Report for 2000 on From 10-K.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    Pursuant to the Operating Agreement of BalCo, dated as of April 20, 2001, between Fulcrum and MGI (the "BalCo Agreement"), a copy of which is attached hereto as Exhibit 99(3), MGI and Fulcrum have agreed that MGI shall be the sole Managing Member of BalCo and, as such, MGI has the right and ability to vote or dispose of the Common Stock of the Issuer to which this Statement relates. Additionally, the BalCo Agreement governs all of the rights, interests and liabilities of MGI and Fulcrum as Members of BalCo, including their respective rights and interests in and to the profits and losses distributable from, and any distributions of the property of, BalCo, including the Common Stock.

    The Issuer has entered into a Rights Agreement, dated as of May 25, 2000, with ChaseMellon Shareholder Services, L.L.C., as amended by the First Amendment to Rights Agreement, dated April 30, 2001 (the "Rights Agreement"). Pursuant to a Letter Agreement, dated as of May 1, 2001, between the Issuer and BalCo, a copy of which is attached hereto as Exhibit 99(4), the Issuer has agreed to waive certain provisions of the Rights Agreement in connection with the acquisition of the Common Stock by BalCo and has granted to BalCo the right to terminate the Rights Agreement at the sole expense of BalCo.

    The Limited Liability Company Agreement of Fulcrum, dated March 17, 1999, between KFS Corporation, a Nebraska corporation ("KFS"), and MGI (the "Fulcrum Agreement"), a copy of which is attached hereto as Exhibit 99(5), governs all of the rights, interests and liabilities of the Members of Fulcrum and vests MGI with full discretion and authority with respect to the management and control of the business activities and affairs of Fulcrum. The Fulcrum Agreement prescribes the respective rights of its Members with respect to the rights and interests in and to the profits and losses distributable from, and any distributions of the property of Fulcrum, including its ownership interest in BalCo and similar rights in and to the profits and losses distributable from, and any distributions of the property of BalCo, including the Common Stock. The Management Agreement and the Services Agreement referenced in Item 2 do not affect the ability of MGI to vote or control the Common Stock, and, therefore, they are not included as exhibits to this Statement.

Item 7. Material to Be Filed as Exhibits

    The following items are attached hereto as exhibits to this Statement:

Exhibit	Description
99(1)	Joint Filing Agreement
99(2)	Executive Officers and Directors of MGI
99(3)	Operating Agreement of BalCo Holdings, LLC
99(4)	Letter Agreement
99(5)	Limited Liability Company Agreement of Fulcrum Growth Partners, L.L.C.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2001

MCCARTHY GROUP, INC.
By	/s/ MICHAEL R. MCCARTHY Michael R. McCarthy, Chairman
FULCRUM GROWTH PARTNERS, L.L.C., a Delaware limited liability company
By	McCarthy Group, Inc., its Managing Member
By	/s/ MICHAEL R. MCCARTHY Michael R. McCarthy, Chairman
BALCO HOLDINGS, LLC, a Delaware limited liability company
By	McCarthy Group, Inc., its Managing Member
By	/s/ MICHAEL R. MCCARTHY Michael R. McCarthy, Chairman

QuickLinks

Signature